December 20, 2018

United States Securities and Exchange Commission

Attention: Ed Bartz

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:          Withdrawal of Form N-1A Ref# 333-228915

Dear Mr. Bartz,

                On behalf of American Growth Fund, Inc. we hereby request, pursuant to the Securities Act of 1933, that Form N-1A (File No. 333-228915), together with all exhibits, as filed with the Securities and Exchange Commission on December 20, 2018, be withdrawn effective immediately. The filing was made in error.

If you have any questions please contact me at 888-742-0631.

Sincerely,

Michael L. Gaughan
American Growth Fund, Inc.